SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Restoration Hardware, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

760981100

(CUSIP Number)
________________________________________________

     William R. Harker, Esq.
Sears Holdings Corporation
3333 Beverly Road
B6-210B
Hoffman Estates, Illinois 60179
(847) 286-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
________________________________________________

January 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760981100			SCHEDULE 13D	(Page 2 of 7)

1	NAME OF REPORTING PERSON/
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Sears Holdings Corporation
EIN: 20-1920798

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a)	☐
				(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

		7	SOLE VOTING POWER
5,307,832

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
5,307,832

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,307,832

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES				☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

     This Amendment No. 4 (the “Amendment”) amends the Statement on Schedule 13D originally filed on November 19, 2007 and amended on November 26, 2007, December 10, 2007 and December 14, 2007 with the Securities and Exchange Commission (“SEC”) by Sears Holdings Corporation (“Sears Holdings”), a corporation organized under the laws of Delaware (as amended, the “Schedule 13D”).

     This Amendment is filed with respect to the common stock, par value $0.0001 per share (the “Shares”), of Restoration Hardware, Inc. (the “Issuer”), and is filed to reflect information required by Rule 13d-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Shares. The principal executive office of the Issuer is located at 15 Koch Road, Suite J, Corte Madera, California 95925.

Item 4. Purpose of Transaction

     Item 4 is hereby supplemented and amended in its entirety by replacing the text thereof with the following:

     In June 2007, on behalf of Sears Holdings, the Chairman of Sears Holdings and another member of the Board of Directors of Sears Holdings approached a non-management director of the Issuer to inquire as to his views concerning a possible business combination or other strategic transaction involving the Issuer and Sears Holdings. This director advised Sears Holdings to contact the Chief Executive Officer of the Issuer. Following this conversation, the Chairman of Sears Holdings spoke with the Chief Executive Officer of the Issuer and discussed the potential benefits of a business or strategic combination between Sears Holdings and the Issuer. After that conversation, the Chairman of Sears Holdings spoke to the non-management director of the Issuer with whom he had previously spoken and this director suggested that the Chairman of Sears Holdings continue speaking with the Chief Executive Officer of the Issuer. Shortly thereafter, the Chairman of Sears Holdings requested an opportunity to meet in person with the Chief Executive Officer of the Issuer to discuss the benefits of a transaction involving the Issuer and Sears Holdings. Due to scheduling conflicts, the Chairman of Sears Holdings and the Chief Executive Officer of the Issuer did not meet during the summer. In early October, the Chairman of Sears Holdings, the President of Sears Holdings’ Lands’ End business and a non-management member of Sears Holdings’ Board of Directors had a meeting with the Chief Executive Officer of the Issuer. Sears Holdings did not enter into a confidentiality agreement or receive non-public information about the Issuer or its business in connection with these discussions, and no price or terms of any transaction were solicited by the Issuer nor proposed by Sears Holdings. In late October, in a conversation with the Chairman of Sears Holdings, the Chief Executive Officer of the Issuer informed Sears Holdings for the first time that the Issuer was considering a potential management buyout transaction and that a Special Committee of the Board had been established. After being informed of this development, Sears Holdings sent a letter to Raymond C. Hemmig, chairman of the Special Committee of the Board of Directors of the Issuer, proposing a transaction at $4.00 per Share (a 39% premium to the Shares’ closing price of $2.87 on the last trading day prior to Sears Holdings making its proposal) and informing him of Sears Holdings’ potential to increase the offer as a result of information gained from a due diligence process. Mr. Hemmig later responded by e-mail that the Special Committee was not prepared to have Sears Holdings engage with the Issuer’s management team and advisers in due diligence on the proposed terms and indicated that in order to have the opportunity to engage in due diligence Sears Holdings should revise its proposal to offer a substantially higher price. On November 8, 2007, the Company announced it had entered into an Agreement and Plan of Merger (the “Home Merger Agreement”) with Home Holdings, LLC, a Delaware limited liability company, and Home Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Home Holdings, LLC.

     On November 23, 2007, Sears Holdings sent a letter to the Special Committee of the Board of Directors of the Issuer (the “November 23 Letter”) providing the Special Committee, at its request, with a proposal to offer holders of Shares of the Issuer $6.75 per Share in cash via a tender offer, subject to the terms set forth in the November 23 Letter. The November 23 Letter also stated that Sears Holdings would contemplate entering into a merger agreement on terms substantially similar to the Home Merger Agreement, modified as necessary to accommodate a tender offer structure and with a lower, more reasonable break-up fee than contained in the Home Merger Agreement. A copy of the November 23 Letter is attached hereto as Exhibit 1 and incorporated by reference into this Item 4.

     Subsequent to sending the November 23 Letter, representatives of Sears Holdings and the financial advisor for the Issuer and counsel to Sears Holdings and counsel to the Issuer and counsel to the Special Committee engaged in discussions about a confidentiality agreement and Sears Holdings’ proposal. On December 7, 2007, after extensive negotiations, Sears Holdings and the Issuer entered into a confidentiality agreement on terms permitted by the Home Merger Agreement (the “Confidentiality Agreement”). A copy of the Confidentiality Agreement is attached hereto as Exhibit 2 and incorporated by reference into this Item 4.

     On December 12, 2007, counsel for Sears Holdings provided counsel for the Special Committee a draft of a merger agreement on terms consistent with the proposal set forth in the November 23 Letter. The draft merger agreement, if executed by the parties, would offer holders of Shares of the Issuer $6.75 per Share in cash via a tender offer. On December 13, 2007, the Special Committee declared Sears Holdings to be an Excluded Party under the Home Merger Agreement.

     From December 7, 2007 through January 2008, Sears Holdings conducted due diligence with respect to the Issuer and had discussions with the Issuer and the Special Committee and their respective advisors concerning the draft merger agreement and the terms of its November 23 Letter.

     On January 24, 2008 the Issuer announced that it had amended the terms of the Home Merger Agreement. On January 27, 2008, Sears Holdings notified the Special Committee that it may still be interested in evaluating a transaction with Restoration Hardware and that Sears Holdings was reviewing the amended terms of the Home Merger Agreement in order to understand the implications for any deal that Sears Holdings might contemplate.

     Sears Holdings does not intend to pursue a transaction at the price set forth in the November 23 Letter; however, subject to the terms of the Confidentiality Agreement and the Home Merger Agreement, as amended, Sears Holdings intends to review its holdings of Shares on a continuing basis and may engage in future discussions with the Special Committee and the Issuer and/or other investors of the Issuer concerning its holdings of Shares and possible future extraordinary transactions involving Sears Holdings and the Issuer and/or its investors. Subject to the terms of the Confidentiality Agreement, in connec-

tion with the foregoing, expects to consider various factors including, without limitation, the current and anticipated future trading price levels of the Shares, the terms of the revised Home Merger Agreement, the status of the transactions contemplated by the revised Home Merger Agreement, the financial condition, results of operations and prospects of the Issuer, tax considerations, any non-public information which it receives from the Issuer, conditions in the home furnishings industry and securities markets, general economic and industry conditions, other investment and business opportunities available to Sears Holdings, and other factors that Sears Holdings may deem relevant, and will in the future take such actions with respect to Sears Holdings investment in the Issuer as it deems appropriate. Such actions that Sears Holdings may take include, subject to the terms of the Confidentiality Agreement but otherwise without limitation: (a) announcing its intention or plan to undertake or otherwise undertaking an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Shares or a merger, consolidation, other business combination or reorganization involving the Issuer and/or its shareholders; (b) increasing or decreasing its position in the Issuer through, among other things, the purchase or sale of Shares in open market or private transactions for cash or for other consideration; (c) seeking to acquire or influence control of the Issuer, including seeking representation on the board of the Issuer; (d) entering into derivative transactions, engaging in short selling of or any hedging or similar transactions with respect to the Shares; or (e) taking any other action similar to those listed above. Subject to the terms of the Confidentiality Agreement, any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without further prior notice.

     While neither Sears Holdings nor, to the knowledge of Sears Holdings, any of the persons listed on Schedule A, except as provided above, has any specific plans or proposals that relate to or would result in any of the transactions involving Sears Holdings described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, Sears Holdings may, subject to the terms of the Confidentiality Agreement, from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4. Sears Holdings retains its rights, subject to the terms of the Confidentiality Agreement, to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of Shares and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEARS HOLDINGS CORPORATION

Date: January 28, 2008

By: /s/ William R. Harker
Name: William R. Harker Title: Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit 1	Letter from Sears Holdings Corporation to the Special Committee of the Board of Directors of Restoration Hardware, Inc., dated No-
vember 23, 2007

Exhibit 2	Confidentiality Agreement, dated December 7, 2007, by and be-
tween Restoration Hardware, Inc. and Sears Holdings Corporation